NO ACT PE 2/9/12



DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561


12025508

February 14, 2012

Andrew A. Gerber
K&L Gates LLP
andrew.gerber@klgates.com

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 2-14-12

Re: Bank of America Corporation
Incoming letter dated January 9, 2012

Dear Mr. Gerber:

This is in response to your letter dated January 9, 2012 concerning the shareholder proposal submitted to Bank of America by Dwight Short. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Ted Yu
Senior Special Counsel

Enclosure

cc: Dwight Short
*** FISMA & OMB Memorandum M-07-16 ***

February 14, 2012

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Bank of America Corporation
Incoming letter dated January 9, 2012

The proposal requests that Bank of America's "Equal Employment Opportunity and Affirmative Action Statement specifically include protection to engage in free speech outside the job context, and to participate freely in the political process without fear of discrimination or other repercussion on the job.

There appears to be some basis for your view that Bank of America may exclude the proposal under rule 14a-8(i)(7), as relating to Bank of America's ordinary business operations. In this regard, we note that the proposal relates to Bank of America's policies concerning its employees. Proposals concerning relations between the company and its employees are excludable under rule 14a-8(i)(7). Accordingly, we will not recommend enforcement action to the Commission if Bank of America omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7). In reaching this position, we have not found it necessary to address the alternative bases for omission upon which Bank of America relies.

Sincerely,

Carmen Moncada-Terry
Special Counsel

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

K&L|GATES

K&L Gates LLP
Hearst Tower, 47th Floor
214 North Tryon Street
Charlotte, NC 28202

T 704.331.7400 www.klgates.com

January 9, 2012

Andrew A. Gerber
D 704.331.7416
F 704.353.3116
andrew.gerber@klgates.com

VIA E-MAIL
Securities and Exchange Commission
Office of Chief Counsel
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Re: Stockholder Proposal Submitted by Dwight Short

Ladies and Gentlemen:

Pursuant to Rule 14a-8 promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and as counsel to Bank of America Corporation, a Delaware corporation (the "Corporation"), we request confirmation that the staff of the Division of Corporation Finance (the "Division") will not recommend enforcement action if the Corporation omits from its proxy materials for the Corporation's 2012 Annual Meeting of Stockholders (the "2012 Annual Meeting") the proposal described below for the reasons set forth herein. The statements of fact included herein represent our understanding of such facts.

GENERAL

On November 30, 2011, the Corporation received a proposal and supporting statement dated November 28, 2011 (the "Proposal") from Dwight Short (the "Proponent") for inclusion in the proxy materials for the 2012 Annual Meeting. The Proposal is attached hereto as **Exhibit A**. The 2012 Annual Meeting is scheduled to be held on or about May 9, 2012. The Corporation intends to file its definitive proxy materials with the Securities and Exchange Commission (the "Commission") on or about March 28, 2012.

Pursuant to Rule 14a-8(j) promulgated under the Exchange Act, enclosed are:

1. An explanation of why the Corporation believes that it may exclude the Proposal; and

2. A copy of the Proposal.

A copy of this letter is also being sent to the Proponent as notice of the Corporation's intent to omit the Proposal from the Corporation's proxy materials for the 2012 Annual Meeting.

THE PROPOSAL

> **Resolved,** the shareholders request the Equal Employment Opportunity and Affirmative Action Statement specifically include protection to engage in free speech outside the job context, and to participate freely in the political process without fear of discrimination or other repercussions on the job.

BACKGROUND

Employees of the Corporation are permitted to participate in free speech and political activities, subject to the concerns discussed herein and addressed in the Corporation's Code of Ethics. In addition, the Corporation does not discriminate or take adverse employment action, including disciplinary action or termination, for behaviors that are consistent with the Code of Ethics and the best interests of the Corporation and its stockholders.

REASONS FOR EXCLUSION OF PROPOSAL

The Corporation believes that the Proposal may be properly omitted from the proxy materials for the 2012 Annual Meeting pursuant to Rule 14a-8(i)(7), Rule 14a-8(i)(3) and Rule 14a-8(i)(10). The Proposal may be excluded pursuant to Rule 14a-8(i)(7) because it deals with a matter relating to the ordinary business of the Corporation. References in this letter to Rule 14a-8(i)(7) shall also include its predecessor, Rule 14a-8(c)(7). The Proposal may also be excluded pursuant to Rule 14a-8(i)(3) because it is false and misleading, in violation of Rule 14a-9. Finally, the Proposal may also be excluded pursuant to Rule 14a-8(i)(10) because it has been substantially implemented.

1. **The Corporation may omit the Proposal pursuant to Rule 14a-8(i)(7) because it deals with a matter relating to the Corporation's ordinary business operations.**

Commission and Division interpretations. Rule 14a-8(i)(7) permits the omission of a stockholder proposal that deals with a matter relating to the ordinary business of a company. The core basis for exclusion under Rule 14a-8(i)(7) is to protect the authority of a company's board of directors to manage the business and affairs of the company. In the adopting release to the amended stockholder proposal rules, the Commission stated that the "general underlying policy of this exclusion is consistent with the policy of most state corporate laws: to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual shareholders meeting." *Exchange Act Release No. 34-40018* (May 21, 1998) ("*1998 Release*"). In evaluating proposals under Rule 14a-8, one must consider the subject matter of the proposal. Proposals that deal with matters so fundamental to management's ability to run a company on a day-to-day basis cannot, as practical matter, be subject to direct stockholder oversight. *Id.* Indeed, the *1998 Release* contemplated that "certain tasks are so fundamental to management's ability to run a company on a day-to-day basis" that they are not proper subjects for shareholder proposals, including in particular proposals relating to "the management of the workforce . . . ."

Additionally, one must consider the degree to which the proposal seeks to "micro-manage" the company by probing too deeply into matters of complex nature upon which the stockholders, as group, would not be in a position to make an informed judgment. This consideration may come into play in number of circumstances, such as where a proposal involves intricate detail or methods for implementing complex policies. *Id.* As discussed below, the Proposal runs afoul of these considerations. Further, in order to constitute "ordinary business," the proposal must not involve a significant policy issue that would override its "ordinary business" subject matter, which the Proposal does not. *See id.*

Proposals related to workforce management and employee relations are excludable. The Proposal deals directly with the manner in which the Corporation manages its workforce and employee relations. It is appropriate that management of the Corporation have the ability to set standards of conduct for its employees regarding certain outside activities. This is especially true in today's well-connected, Internet driven world where an employee's outside activities, including speech, may be interpreted as the viewpoint or position of his or her employer.

The relationship between a company and its employees is an integral part of the day-to-day conduct of ordinary business operations. The Division has long-standing and well established precedent that clearly states that proposals relating to a company's workforce management or employee relations are excludable under Rule 14a-8(i)(7) because they are matters of ordinary business. In *Wal-Mart Stores, Inc.* (March 16, 2006) ("*Wal-Mart*), a proposal similar to the Proposal requested the board of directors amend the company's equality of opportunity policy to bar intimidation of company employees exercising their right to freedom of association. The Division found the proposal excludable under Rule 14a-8(i)(7) because it related to the company's "ordinary business operations (i.e., relations between the company and its employees)." In *Intel Corporation* (March 18, 1999) ("*Intel*"), a proposal recommended that the board of directors implement an "Employee Bill of Rights." The proposed Bill of Rights covered a host of issues relating to inter-employee relations, the length of the work week, the precise time employees are to commence their work on a daily basis and the manner in which they are to otherwise fulfill their job-related responsibilities. The Division found the proposal excludable under Rule 14a-8(i)(7) because it related to the company's "ordinary business operations (i.e., management of the workforce)." In *Merck & Co., Inc.* (January 23, 1997) ("*Merck*"), a proposal required that the board of directors "adopt policies to encourage employees to express their ideas on all matters of concern affecting the company." In support of this proposal, the proponent in *Merck* argued that the proposal was "simply designed to promote truth, trust (United States Constitution 'First Amendment' to speak or write freely . . . .)." The Division found the proposal excludable under Rule 14a-8(i)(7) because it related to the company's "ordinary business operations (i.e., employee relations)." As with *Wal-Mart, Intel* and *Merck*, which dealt with an employee bill of rights, the right of association and the right to free speech, respectively, the Proposal similarly wraps itself in language of the U.S. Constitution (freedom of speech), but, at its core, deals with the Corporation's ability to manage its workforce and employee relations.

Proposals related to workplace environment are excludable. The Division has also found a wide range of proposals relating to the workplace environment, as is the case with the Proposal (which seeks a workplace where employees are permitted to engage in any political activity without limitation or consequence, regardless of whether such activity is illegal), to be ordinary business. In *Donaldson Company, Inc.* (September 13, 2006), a proposal regarding the establishment of "appropriate ethical standards related to employee relations" was excludable under Rule 14a-8(i)(7) as a matter related to management of the workforce. In *W.R. Grace & Co.* (February 29, 1996), a proposal regarding the creation of a "high performance" workplace based in policies of workplace democracy and meaningful worker participation was excludable under Rule 14a-8(i)(7) as a matter dealing with employment related matters. In *American Brands, Inc.* (February 2, 1993), a proposal regarding the work environment, employees and smoking was excludable under Rule 14a-8(i)(7) as a matter dealing with the management of the place of business. *See also*, *Lockheed Martin Corporation* (January 20, 2004) (excluding a proposal regarding annual employee performance evaluations under Rule 14a-8(i)(7) as a matter related to management of the workforce); *OfficeMax, Inc.* (April 17, 2000) (excluding a proposal to retain an independent consulting firm to measure customer and employee satisfaction under Rule 14a-8(i)(7) as a matter related to customer and employee relations); and *Burlington Northern Santa Fe Corporation* (February 15, 2000) (excluding a proposal to form a committee to report on the condition of employee "trust" under Rule 14a-8(i)(7) as a matter related to management of the workforce).

Proposals related to non-work related activities are excludable. In the director, executive officer and employee context, the Division has found proposals regarding a director's, officer's or employee's outside activities to be excludable under 14a-8(i)(7) and its predecessor Rule 14a-8(c)(7) because they constitute the day-to-day ordinary business of a company. In *NSTAR* (January 5, 2005), a proposal requested that the company publish in its proxy statement information concerning the personal investments of each trustee. The Division found that the proposal in *NSTAR* could be excluded under 14a-8(i)(7) since it related to ordinary business matters (i.e., certain investment information of trustees). *See also, Chittenden Corporation* (March 10, 1987) (omitting a proposal seeking disclosure of the directors stock ownership partnerships interests and solely-owned business investments). In *ITT Industries, Inc.* (February 23, 1996) ("*ITT*"), a proposal required the board of directors to "assure that no officer of the company provides services to unrelated companies in excess of 15 working days per year." ITT Industries noted that the proposal attempted to "pre-determine what constitutes acceptable activities for" employees. The Division found that the proposal in *ITT* could be excluded under 14a-8(c)(7) because it related to ordinary business matters (i.e., policies with respect to employees' ability to provide services to unrelated companies). *See also, IBM Corporation* (December 28, 1995) (same) and *Time Warner Inc.* (January 18, 1996) (excluding a proposal regarding policies with respect to employees' ability serve on boards of outside organizations). As with the foregoing precedent, the fact that the Proposal relates to activities outside the job context does not cleanse the Proposal of its ordinary business nature. In fact, the Proposal falls squarely within the prior precedent regarding the Corporation's obvious need to manage its workforce and administer its employee relationships—both on and off the clock.

Proposals regarding a code of ethics are excludable. The Proposal generally addresses speech and the political activities of the Corporation's employees outside the job context. Although the Proposal calls for an amendment to the Corporation's Equal Employment Opportunity and Affirmative Action Statement, outside activities and relationships of employees that result in or are perceived to result in a conflict of interest between an employee and the Corporation are covered by the Corporation's Code of Ethics. We believe the Proposal would require an amendment to the Corporation's Code of Ethics to specifically permit any form of employee speech on any topic as sought by the Proposal.

The Corporation's Code of Ethics governs the actions of all of the Corporation's directors, officers and employees. The Code of Ethics addresses conflicts that can arise from outside activities and relationships in addition to diversity and inclusion. The Code of Ethics states that the Corporation respects and values not only differences related to race, religion, gender, gender identity, ethnicity, disability and sexual orientation, but also diversity of viewpoints, experiences, talents and ideas. The Corporation recognizes that its diversity provides fresh ideas and perspectives.

The Proposal requires that employees be able to "participate freely in the political process . . . ." The Corporation's Code of Ethics addresses political contributions and activities of its employees. Nothing in the Corporation's Code of Ethics expressly inhibits political activities or freedom of speech so long as such activities are done in accordance with applicable law as well as those laws and regulations to which the Corporation is subject. Because of certain industry regulations and state or other local laws, employees in particular lines of business or with certain coverage responsibilities are restricted from making some political contributions or engaging in certain political activities. In addition, as noted in the Code of Ethics, certain interactions with government entities and their employees may expose the Corporation and its employees to public policy, legal or compliance concerns. Employees are cautioned that they are expected to be particularly vigilant when interacting with government employees and must not engage in behavior that could be seen as being intended to improperly influence a Corporation business relationship. Finally, the Code of Ethics notes that employees must not offer, give or promise to give money or anything of value to any executive, official or employee of any government, agency, state-owned or controlled enterprise, political party or candidate for political office if it could be seen as being intended to influence a Corporation business relationship. These Code of Ethics provisions are necessary to avoid situations or circumstances that could create an appearance of impropriety or potential conflict of interest or raise bribery or corruption concerns. The Corporation must have the ability to exercise managerial control over its workforce with respect to these issues. The Proposal would require changes to the Corporation's Code of Ethics if implemented and, thus, relates to ordinary business matters.

The Division has historically found that proposals related to compliance with and topics addressed by a company's code of conduct or ethics are excludable under Rule 14a-8(i)(7) and its predecessor, Rule 14a-8(c)(7). *See International Business Machines Corporation* (January 7, 2010); *The AES Corporation* (January 9, 2007); and *Monsanto Company* (November 3, 2005). In *NYNEX Corporation* (February 1, 1989), the Division found that a proposal that sought to specify "the particular topics to be addressed in the Company's code of conduct" to be excludable. *See also USX Corporation* (December 28, 1995) (proposal seeking implementation of a Code of Ethics to establish a "pattern of fair play" in the dealings between the company and retired employees was excludable as relating to ordinary business because it dealt with "the terms of a corporate Code of Ethics") and *Barnett Banks, Inc.* (December 18, 1995) (proposal excluded as relating to ordinary business where it dealt with "the preparation and publication of a Code of Ethics"). Further, in *Intel* (discussed above), although the proposal sought the implementation of an "Employee Bill of Rights" rather than a "Code of Conduct" or "Code of Ethics," the company argued that the proposal would specify the terms guiding the ordinary business interactions between and among the company and its employees. More recently, in *The Walt Disney Company* (December 12, 2011), a proposal requested a report on board compliance with the Company's Code of Business Conduct and Ethics for Directors. The Division found that the proposal was excludable as relating to the Company's ordinary business operations because it concerned general adherence to ethical business practices and policies.

The Proposal raises no overriding social policy issues. The Division has found that proposals dealing with matters related to sexual orientation, which the Proposal highlights in its supporting statement, have not raised significant policy issues that override their ordinary business nature. *See PG&E Corporation* (February 23, 2011) (excluding a proposal requesting the company "remain neutral in any activity relating to the definition of marriage"); *Apache Corporation* (March 5, 2008) (excluding a proposal requesting the corporation implement equal employment opportunity policies prohibiting discrimination based on sexual orientation and gender identity); and *The Boeing Company* (February 7, 2001) (proposal related to specified benefits provided to same-sex domestic partners was excludable as an ordinary business matter dealing with employee benefits). Similar to these proposals, the Proposal does not raise an overriding significant policy issue by raising the issue of sexual orientation in its supporting statement.

Conclusion. The Proposal relates to the Corporation's ability to manage its workforce and its relationship with its employees. In addition, the matters addressed by the Proposal relate to compliance with the Corporation's Code of Ethics. Finally, the Proposal raises no overriding social policy issues. For these reasons, the Corporation believes that the Proposal may be omitted from proxy materials for the 2012 Annual Meeting pursuant to Rule 14a-8(i)(7) as implicating the Corporation's ordinary business operations.

2. The Corporation may omit the Proposal pursuant to Rule 14a-8(i)(3) because it is false and misleading and vague and indefinite, in violation of Rule 14a-9.

The Corporation believes that the Proposal may be properly omitted from the proxy materials for the 2012 Annual Meeting pursuant to Rule 14a-8(i)(3) because it is false and misleading, in violation of Rule 14a-9. Rule 14a-8(i)(3) allows the exclusion of a proposal if it or its supporting statement is contrary to any of the Commission's proxy rules and regulations, including Rule 14a-9, which prohibits the making of false or misleading statements in proxy soliciting materials or the omission of any material fact necessary to make statements contained therein not false or misleading, and Rule 14a-5, which requires that information in a proxy statement be "clearly presented." *Staff Legal Bulletin No. 14B (CF)* (September 15, 2004) ("*SLB 14B*"). In *SLB 14B*, the Division stated that it may be appropriate for a company to exclude or modify a statement in reliance on Rule 14a-8(i)(3) where (i) the company demonstrates objectively that a factual statement is materially false or misleading or (ii) substantial portions of the supporting statement are irrelevant to a consideration of the subject matter of the proposal. *Id.*; *see generally Sun Trust Banks, Inc.* (December 31, 2008); *Wendy's International. Inc.* (February 24, 2006); and *Philadelphia Electric Co.* (July 30, 1992). The Division has also recognized that a proposal may be excluded under Rule 14a-8(i)(3) if it is so inherently vague and indefinite that neither stockholders voting on the proposal nor the company in implementing the proposal (if adopted) would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires. *See SLB 14B.*

The Proposal and supporting statement are factually incorrect. The Proposal and supporting statement are false and misleading because they are based on an error of facts. We believe that the genesis of the Proposal was an alleged dismissal by the Corporation of a consultant that wrote a book defending traditional marriage. The supporting statement states that the consultant was fired from a company unrelated to the Corporation and that the employee has not worked for the Corporation since he was fired by the unrelated company. The Corporation also received an inquiry from the National Organization for Marriage ("NOM") regarding the alleged termination of the consultant. In response, the Corporation told NOM that the consultant "remains a vendor in good standing with us." In its response to NOM, the Corporation also noted that it recognized that "our differences – in thought, style, culture, ethnicity and experience – make us stronger as a company." The Proposal and supporting statement are misleading because they are based on incorrect facts and because they imply that the consultant has ceased to work for the Corporation due to his views on marriage, but in fact he remains in good standing with the Corporation.

The Proposal is vague and indefinite. In addition, there are several terms and phrases used in the Proposal that are not drafted with precision and are vague and indefinite. For example, the Proposal calls for the Equal Opportunity and Affirmative Action Statement to "include ***protection*** to engage in free speech . . . ." (emphasis added) However, it is unclear what is intended by "protection." Does it mean complete immunity from any disciplinary action regardless of what is said by the employee? Does it mean a due process is established for any disciplinary action? Does it limit consequences to the employee from any and all speech? If the employee's speech results in a criminal arrest, is the employee still required to be protected? Neither the Corporation nor stockholders can know exactly what "protection" is expected or intended by the Proposal.

Similarly, the Proposal states that employees should be able to "participate freely in the political process ***without fear*** of ***discrimination or other repercussions*** on the job." (emphasis added) We believe the Corporation is being asked to establish, and stockholders are being asked to approve, a standard that is highly subjective and amorphous. Exactly what measures must be taken so that each employee would be "without fear"? How would the Corporation confirm no employee had fear of discrimination or other repercussions? The Proposal seeks to set a requirement that is too vague for the Corporation and stockholders to interpret or for the Corporation to implement.

Similarly, the phrase "discrimination or other repercussions" is vague. It is unclear what is prohibited by this requirement. How would the Corporation discriminate against the employee based on his/her speech? What is contemplated by "other repercussions"? Assuming an employee is engaged in hate speech, does the Proposal require the Corporation to ignore this activity, even if the employee is linked to the Corporation? Does "other repercussions" prohibit conversations regarding the employee's activities?

The Proposal requires that employees be able to "***participate freely*** in the political process . . . ." (emphasis added) Through such language, we believe the Proposal provides for unfettered political activities by employees. The Proposal entirely ignores the potential for the appearance of impropriety or conflict of interest, or the potential for allegations of bribery or corruption that may attach to unfettered ability to "participate freely in the political process . . . ." Certain industry regulations and state or other local laws, require that employees be restricted from making some political contributions or engaging in certain political activities. Furthermore, certain interactions with government entities and their employees may expose the Corporation and its employees to a myriad of public policy, legal or compliance concerns. Finally, certain political activities could be seen as being intended to impermissibly influence a Corporation business relationship.

Based on the foregoing, we believe that the Corporation has adequately demonstrated that the Proposal is false and misleading because it is based on factual errors and that the Proposal is vague and indefinite because it uses terms and phrases that are subjective and undefined. Accordingly, the Corporation believes that the Proposal is not only false and misleading but also vague and indefinite and may be omitted under Rule 14a-8(i)(3), as both a violation of Rule 14a-9 and Rule 14a-5.

3. The Corporation may omit the Proposal pursuant to Rule 14a-8(i)(10) because it is has been substantially implemented.

The Corporation believes that the Proposal may be properly omitted from the proxy materials for the 2012 Annual Meeting pursuant to Rule 14a-8(i)(10), which permits the omission of a stockholder proposal if "the company has already substantially implemented the proposal." The "substantially implemented" standard replaced the predecessor rule, which allowed the omission of a proposal that was "moot." *See Securities Exchange Act Release No. 34-40018*

(May 21, 1998) ("*1998 Release*"). The Commission has made explicitly clear that a proposal need not be "***fully effected***" by the company to meet the substantially implemented standard under Rule 14a-8(i)(10). See *1998 Release* (confirming the Commission's position in *Securities Exchange Act Release No. 34-20091* (August 16, 1983) ("*1983 Release*")). In the 1983 Release, the Commission noted that the "previous formalistic application [i.e., a "fully-implemented" interpretation that required line-by-line compliance by companies] of [Rule 14a-8(i)(10)] defeated its purpose." The purpose of Rule 14a-8(i)(10) is to "avoid the possibility of shareholders having to consider matters which have already been favorably acted upon by management." *Securities Exchange Act Release No. 3412598* (July 7, 1976) ("*1976 Release*") (addressing Rule 14a-8(c)(10), the predecessor rule to Rule 14a-8(i)(10)).

In applying the "substantially implemented" standard, the Division does not require a company to implement every aspect of the proposal; rather, substantial implementation requires only that the company's actions satisfactorily address the underlying concerns of the proposal. *See Masco Corp.* (March 29, 1999). Furthermore, the Division has taken the position that if a major portion of a stockholder's proposal may be omitted pursuant to Rule 14a-8(i)(10), the entire proposal may be omitted. *See The Limited* (March 15, 1996) and *American Brands, Inc.* (February 3, 1993). In addition, a proposal need not be implemented in full or precisely as presented for it to be omitted under Rule 14a-8(i)(10). *See The Gap Inc.* (March 16, 2001). Finally, the Division has granted no-action relief in situations where the essential objective of the proposal has been satisfied even if by means other than those suggested by the proponent. *See, e.g., Anheuser-Busch Cos., Inc.* (January 17, 2007).

As noted earlier, the Corporation respects and values not only differences related to race, religion, gender, gender identity, ethnicity, disability and sexual orientation but also diversity of viewpoints, experiences, talents and ideas, all of which is noted in the Code of Ethics that each employee must attest to annually. The Corporation recognizes that its diversity provides fresh ideas and perspectives. The Proponent recognizes these policies in his first "Whereas" clause.

Further, the Corporation complies with all applicable federal, state and local employment laws that prohibit workplace discrimination. The Corporation's Equal Employment Opportunity and Affirmative Action Policy Statement, Sexual Harassment, Discrimination and Harassment Policy, Statement of Respect and Code of Ethics comply with its legal obligations to prohibit workplace discrimination and address the underlying concerns of discrimination raised in the Proposal. These policies and the Corporation's Code of Ethics demonstrate the Corporation's commitment to a workplace that is diverse, inclusive and free of discrimination or harassment of any kind. Specifically,

- The Corporation's Equal Employment Opportunity and Affirmative Action Policy Statement provides that the Corporation does not "tolerate discrimination or harassment on the basis of race, gender, gender identity, color, religion, sex, sexual orientation, national origin, age, disability status, veteran status **or any other factor that is irrelevant to the performance of our teammates**." (emphasis added)

- The Corporation's Sexual Harassment, Discrimination and Harassment Policy provides that the Corporation "is committed to maintaining a workplace free of discrimination and harassment based on race, color, religion, sex (including pregnancy, childbirth or related medical condition), gender, gender identity, sexual orientation, national origin, ancestry, age, disability, veteran status or any other factors prohibited by law . . . . The company considers such behavior unacceptable and contrary to our core values in that it undermines our goal of providing an inclusive environment. The company does not tolerate any violation of this policy."

- The Corporation's Statement of Respect provides, in relevant part, that the Corporation "strives to provide a safe work environment that allows associates to deliver quality customer service, achieve a high level of satisfaction and reach individual and team performance goals . . . maintaining such an environment involves treating fellow associates, customers and vendors with courtesy and respect, and resolving any differences in a professional, non-abusive and non-threatening manner."

- The Corporation's Code of Ethics states that the Corporation respects and values not only differences related to race, religion, gender, gender identity, ethnicity, disability and sexual orientation, but also diversity of viewpoint, experiences, talents and ideas.

Accordingly, the Corporation believes that the Proposal has been substantially implemented and may be omitted under Rule 14a-8(i)(10).

CONCLUSION

On the basis of the foregoing and on behalf of the Corporation, we respectfully request the concurrence of the Division that the Proposal may be excluded from the Corporation's proxy materials for the 2012 Annual Meeting. Based on the Corporation's timetable for the 2012 Annual Meeting, a response from the Division by February 3, 2012 would be of great assistance.

If you have any questions or would like any additional information regarding the foregoing, please do not hesitate to contact me at 704-331-7416 or, in my absence, Craig T. Beazer, Deputy General Counsel of the Corporation, at 646-855-0892. Thank you for your prompt attention to this matter.

Very truly yours,

/s/ Andrew A Gerber

Andrew A. Gerber

cc: Dwight Short
Craig T. Beazer

K&L|GATES

EXHIBIT A

See attached.

Dwight Short

*** FISMA & OMB Memorandum M-07-16 ***

November 28, 2011

Lauren A. Mogensen
Corporate Secretary
Bank of America
Hearst Tower
214 North Tryon Street,
NC1-027-20-05
Charlotte, North Carolina 28255

Dear Ms. Mogensen:

I have continuously owned 2308 shares of Bank of America for over one year and intend to hold them through the time of the annual meeting. At that time, I intend to present the following resolution.

Freedom of Speech Resolution

Whereas, the Bank of America Corporate Social Responsibility Report of 2010 says, "Employees with diverse backgrounds and perspectives enrich our business, engage us to better serve our customers and make us a better community partner."

Whereas, the Bank of America Equal Employment Opportunity and Affirmative Action Statement states it recruits and hires candidates without regard to race, religion, color, sex, sexual orientation, gender, gender identity, age, national origin, ancestry, citizenship, veteran status, marital status, medical condition or disability.

Whereas, we do not offer similar assurances of non-discrimination to job candidates, vendors or employees who publicly speak out on issues of concern to them, or otherwise outside of the workplace, exercise core civil rights to participate in the democratic process.

Whereas, by not providing free speech and political participation safeguards we potentially deprive our company of the unique intellectual heritage, characteristics and perspectives each person brings to the job.

Resolved, the shareholders request the Equal Employment Opportunity and Affirmative Action Statement specifically include protection to engage in free speech outside the job context, and to participate freely in the political process without fear of discrimination or other repercussions on the job.

Supporting Statement

Issues concerning religion, sexuality, gender identity, marriage, taxes, political donations and corporate greed, to name a few, are topics of concern to many people. They may also be of interest to a corporation. For example, take the subject of marriage. Recently a number of major corporations filed a friend of the court brief alleging the Defense of Marriage Act, which makes recognition of same sex marriages illegal for federal purposes, was costly and burdensome to them. Left unaddressed is how employees of these corporations feel about the issue of same sex marriage. Knowing the company position, many employees may feel reluctant to speak out. They may be concerned their jobs may be in jeopardy. This concern is not without substance. Cisco admits to having fired a consultant who wrote a book defending traditional marriage. This same person, who recently worked as a consultant to Bank of America, hasn't worked for our company since he was fired by Cisco.

Taxes and political contributions are controversial issues that employees may feel threatened by corporate leadership. Our company saves money if successful in advocating for lower taxes, and yet lower taxes result in fewer government resources for issues of national interest. This knowledge is certain to result in employees being fearful to advocate for government actions they know will result in higher tax rates. Political contributions are also a source of possible contention where employees fear that their lawfully made political contributions may put themselves on the wrong side of their employer, resulting in workplace strife, demotion, and even loss of employment.

Diversity is not just about hues of skin, age, and gender. It includes diversity of thought and opinion. Freedom of speech is a fundamental right best served by vigorous debate, both within the corporate walls and in the public square.

Sincerely,



Dwight Short

Cc: Securities & Exchange Commission